Exhibit 35.1

Servicer Compliance Statement of John Deere Capital Corporation

I, Michael Matera, Senior Vice President and Controller of John Deere Capital Corporation, state:

A review of the activities of John Deere Capital Corporation (“JDCC”) for the period from June 9, 2009 (the date of issuance of the John Deere Owner Trust 2009 transaction subject to the requirements of Regulation AB) through October 31, 2009 (the “Reporting Period”) and of JDCC’s performance under the Sale & Servicing Agreement dated as of June 1, 2009 among JDCC, John Deere Receivables, Inc. and John Deere Owner Trust 2009 has been made under my supervision, and to the best of my knowledge, based on such review JDCC has fulfilled all its obligations under all relevant agreements in all material respects throughout the Reporting Period, except that, as a result of clerical errors, certain items reported in the settlement statements filed as exhibits to Form 10-D reports dated July 27, 2009, August 27, 2009, September 24, 2009 and 23 October 2009 were inaccurately represented.  The items inaccurately represented in these report did not affect the amounts of principal or interest paid to holders of any security issued by John Deere Owner Trust 2009 in any of the impacted payment periods. Measures have been implemented to address the situations described herein, and the reported items were revised and filed on Form 10-D reports dated November 12, 2009.

Date: January 4, 2010	John Deere Capital Corporation

	By	/s/ Michael Matera
Michael Matera
Senior Vice President and Controller